Earnings Presentation

Q2 2023

d·local



Sebastián Kanovich
Co-Chief Executive Officer

Pedro Arnt
Co-Chief Executive Officer

Sergio Fogel
Co-President and Chief Strategy Officer

Diego Cabrera Canay
Chief Financial Officer

Maria Oldham
SVP - Corp. Development, Investor Relations and Strategic Finance

Safe Harbor

This presentation may contain forward-looking statements.

These forward-looking statements convey dLocal's current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," and "Cautionary Statement Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission.

Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.



We are building the best financial infrastructure for emerging markets

Sao Paulo, Brazil

One stop shop in emerging markets

Solving complex payments problems for global merchants





Strong performance in 2Q23; delivering highly profitable growth

Total Processed Volume

$4.4B

▲ **+80%** YoY | **+22%** QoQ



$2.4
$3.6
$4.4
2Q22
1Q23
2Q23

Revenue

$161M

▲ **+59%** YoY | **+17%** QoQ



$101
$137
$161
2Q22
1Q23
2Q23

Gross Profit

$71M

▲ **+43%** YoY | **+14%** QoQ



$50
$62
$71
2Q22
1Q23
2Q23

Adjusted EBITDA

$52M

▲ **+36%** YoY | **+14%** QoQ



77%
74%
74%
$38
$45
$52
2Q22
1Q23
2Q23
Adjusted EBITDA / Gross profit (%)

Note: [1] dLocal has only one operating segment. Although Adjusted EBITDA may be commonly viewed a non-IFRS measure in other contexts, pursuant to IFRS 8, Adjusted EBITDA is treated by dLocal as an IFRS measure based on the manner in which dLocal utilizes this measure. See detailed methodology for Adjusted EBITDA in appendix. Unaudited quarterly results.

We continue to efficiently build capabilities in our global organization

The hires for the period were well balanced across the different teams

806

▲ **+174 FTEs or 28%** Employee Growth YoY

FTE evolution (#):

AFRICA & ASIA

202

▲ **+71%** YoY

AMERICAS

604

▲ **+18%** YoY

FTE by function (%):

Technology **39%**

Corporate central functions **21%**

Sales & Marketing **20%**

Operations & Expansion **21%**

Note: FTE includes employees and contractors.

What fuels our growth engine?

3-fold growth strategy


PRODUCTS
MERCHANTS
GEOGRAPHIES

GEOGRAPHIES

LATIN AMERICA

Key updates

- **Sustained growth rates** in Latin America are a true indicator of the **hypergrowth potential** that we still have in the region
- **Revenue accelerated in Brazil in 2Q23, doubling YoY**
- **Continuous growth in Mexico, +77% YoY in 2Q23**
- **Growth in Mexico** and **Brazil** led by merchants in the commerce, advertising, streaming and ride-hailing verticals



Latin America revenue ($M)



+29% QoQ
+45% YoY
88
98
127
2Q22
1Q23
2Q23
% share of total revenue
87%
72%
79%



GEOGRAPHIES

GEOGRAPHIES
AFRICA & ASIA

Key updates

- Our merchants continue to signal **strong demand** for our solution in Africa and Asia
- **Revenues in the region continue to show solid growth excluding Nigeria,** increasing by 52% YoY and 15% QoQ. Egypt, Morocco, Indonesia and Philippines, are growing triple digit YoY.
- Q2 revenues **impacted by the devaluation of the Nigerian Naira.** Excluding this effect, revenues would have been **in line with Q1 2023.**





Africa & Asia revenue
($M)
-12% QoQ
+152% YoY
14
39
34
Impact of devaluation in Nigeria ~$6M[1]
2Q22
1Q23
2Q23
% share of total revenue
13%
28%
21%

Note: [1]For the estimated impact of the devaluation of the Nigeria's Naira in Q2 2023, we recalculated the revenues for the month of June using May's parameters for each merchant

Our client centric approach continues to drive consistently incremental adoption and revenues per merchant

Case Example:
Leading global e-commerce platform

dLocal's effective taylor-made solution available at scale:

- We developed a **white-label scalable** seller onboarding platform
- We developed a **split payment solution** to ensure full flow compliance throughout the process and best user experience

Increased the **merchant's conversion** rates with our **Smart Routing solution** and partnerships with multiple local acquirers

Successfully cross-selling geographies, products and services:

- **Strong TPV growth**, increasing **>100x** from 2Q21 to 2Q23

	2Q21		2Q23
# of countries	1	→	7
Regions	Africa	→	Africa & Latin America
Products	Pay-ins	→	Platform Pay-ins Pay-outs
Services	Cross-border	→	Cross-border Local-to-local

Emerging markets are constantly evolving and are highly diverse; agile adaptability is key

ARGENTINA

- In late April, the Central Bank of Argentina amended certain foreign exchange regulations and established new procedures[1] to obtain foreign currency for the settlement of certain services
- We continue to adapt to the changes and monitor the situation in close collaboration with our merchants

NIGERIA

- In mid June, the Nigerian government implemented a free-floating policy for its local currency, the Nigerian Naira. This has an impact on revenues while neutral on gross profit

BRAZIL

- In July we obtained the Payment Institution license from the Central Bank of Brazil, increasing our competitive advantage in the country

Note: [1]Communication "A" 7746 on April 20th, 2023 and General Resolution No. 5351. On April 27th, 2023.



Financial Highlights

Sustained growth rates in Pay-ins and Pay-outs

Pay-ins[1] TPV evolution ($B)


+27% QoQ
+70% YoY
1.9
2.0
2.3
2.5
3.2
2Q22
3Q22
4Q22
1Q23
2Q23
% share
77%
75%
71%
70%
73%

Pay-outs[2] TPV evolution ($B)


+10% QoQ
+114% YoY
0.6
0.7
1.0
1.1
1.2
2Q22
3Q22
4Q22
1Q23
2Q23
% share
23%
25%
29%
30%
27%

Continuous TPV expansion across services

Cross-border[3] TPV evolution ($B)


+13% QoQ
+49% YoY
1.5
1.5
1.7
2.0
2.2
2Q22
3Q22
4Q22
1Q23
2Q23
% share
61%
56%
53%
55%
51%

Local-to-Local[4] TPV evolution ($B)


+33% QoQ
+128% YoY
0.9
1.2
1.6
1.6
2.2
2Q22
3Q22
4Q22
1Q23
2Q23
% share
39%
44%
47%
45%
49%

Note: [1]"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers. [2]"Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.[3]"Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. [4]"Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency.

Strong revenue growth, reaching a record of $161M in 2Q23

Revenue evolution ($M)



+17% QoQ
+59% YoY
101
112
118
137
161
2Q22
3Q22
4Q22
1Q23
2Q23

$9M of gross profit addition QoQ, highest contribution in the past 2 years

Gross Profit ($M) evolution



+14% QoQ
+43% YoY
50
54
55
62
71
2Q22
3Q22
4Q22
1Q23
2Q23

Changes in gross margin and net take rate driven by business mix

Gross Profit margin (%) QoQ bridge


45%
-0%
-1%
-2%
2%
44%
+3p.p. increase in pay-ins TPV share
+4p.p. increase in local-to-local TPV share
Decrease in Argentina revenue share
Merchants growth especially in Brazil
1Q23
Product mix
Service mix
Country mix
Processing cost, merchant mix and pricing
2Q23

Gross Profit over TPV (%) QoQ bridge


1.7%
0.0%
-0.1%
-0.1%
0.0%
1.6%
+4p.p increase in local-to-local TPV share
Decrease in Argentina revenue share
1Q23
Product mix
Service mix
Country mix
Processing cost, merchant mix and pricing
2Q23

Strong Adjusted EBITDA and net income growth, maintained solid Adjusted EBITDA over gross profit stable at 74%

Adj. EBITDA[1] ($M) and Adj. EBITDA margin (%) evolution



+14% QoQ
+36% YoY
38
42
40
45
52
2Q22
3Q22
4Q22
1Q23
2Q23

	2Q22	3Q22	4Q22	1Q23	2Q23
Adj. EBITDA Margin	38%	37%	34%	33%	32%
Adj EBITDA over Gross Profit	77%	77%	73%	74%	74%

Net income evolution ($M)



+26% QoQ
+46% YoY
31
32
19
35
45
2Q22
3Q22
4Q22
1Q23
2Q23

	2Q22	3Q22	4Q22	1Q23	2Q23
Diluted EPS[2]	0.10	0.10	0.06	0.11	0.15

Note: [1]dLocal has only one operating segment. Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. See detailed methodology for Adjusted EBITDA and Adjusted EBITDA Margin in appendix. [2]Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares.

Strong cash generation from operating activities

Consolidated cash reconciliation ($M)



+$32M
+$141M
518
54
-3
-2
98
-7
659
-61
-48
549
Consolidated cash (1Q23 EoP)
Net income before taxes
Income tax paid
Increase in other assets
Change in trade receivables /payables
Other
Consolidated cash before SBB & Bonds
Share repurchase (SBB)
Investment in Bonds
Consolidated cash (2Q23 EoP)

- **Strong FCF[1] (own-funds) generation:**

  $83M in the first half of 2023 ($41M in 2Q23)

- **Cash conversion[2] > 100%** in the first half of 2023

Note: [1]FCF (own-funds) is calculated as profit before income tax less income tax paid, +/- non cash adjustments, +/- change in working capital (own) excluding movements in Other Assets +/- net collection of interest & financial expenses, less additions of property, plant and equipment and intangible assets. FCF excludes inflows & outflows due to movements in Other Assets, because these movements are expected to be non-recurring and temporary. [2]Cash conversion is calculated as Free Cash Flow (own-funds) divided by net income

Highlights

We power a **massive and expanding emerging markets ecosystem** accepting more than **900 local payment methods** across **40+ countries**

We are **directly integrated** with some of the world's largest online merchants, driving very strong NRR and cohort performance

We have built a **scalable, single API technology infrastructure** that makes the complex simple for merchants across emerging markets

Our business model is **diversified across industries, clients and geographies**

We are **growing rapidly and profitably at scale with strong cash generation**

d·local

Thanks

d·local

APPENDIX

TPV

TPV breakdown by type of product[1]

In millions of US$	2Q22	3Q22	4Q22	1Q23	2Q23	LTM2Q22	LTM2Q23
Pay-ins	1,881	2,046	2,334	2,503	3,190	6,186	10,073
As % of total	*77%*	*75%*	*71%*	*70%*	73%	*75%*	72%
Pay-outs	552	687	962	1,072	1,184	2,018	3,904
As % of total	*23%*	*25%*	*29%*	*30%*	27%	*25%*	28%
Total TPV	**2,433**	**2,734**	**3,296**	**3,574**	**4,373**	**8,205**	**13,977**

In millions of US$	2Q22	3Q22	4Q22	1Q23	2Q23	LTM2Q22	LTM2Q23
Cross-border	1,487	1,544	1,745	1,960	2,219	5,138	7,468
As % of total	*61%*	*56%*	*53%*	*55%*	51%	*63%*	53%
Local to Local	946	1,190	1,550	1,615	2,154	3,066	6,509
As % of total	*39%*	*44%*	*47%*	*45%*	49%	*37%*	47%
Total TPV	**2,433**	**2,734**	**3,296**	**3,574**	**4,373**	**8,205**	**13,977**

Note: [1]"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers. "Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.
[2]"Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. "Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency.

Revenue

Revenue breakdown by geography

In millions of US$	2Q22	3Q22	4Q22	1Q23	2Q23	LTM2Q22	LTM2Q23
Brazil	20.7	21.8	23.4	22.8	41.2	72.6	109.3
Argentina	23.2	19.1	14.2	20.0	20.7	72.9	74.1
Mexico	16.0	16.6	22.4	22.7	28.3	48.7	90.1
Chile	12.7	13.7	13.9	14.2	14.2	48.0	56.0
Other Latam	15.0	16.0	18.9	18.5	22.5	57.0	75.9
Latin America	**87.6**	**87.3**	**92.9**	**98.2**	**126.9**	**299.2**	**405.3**
Nigeria	4.5	13.6	14.1	26.9	20.4	6.1	75.0
Other Africa & Asia	9.1	10.9	11.5	12.1	13.9	17.3	48.5
Africa & Asia	**13.6**	**24.5**	**25.6**	**39.0**	**34.3**	**34.3**	**123.4**
Total Revenue	**101.2**	**111.9**	**118.4**	**137.3**	**161.1**	**333.5**	**528.7**

Note: Unaudited quarterly results

Revenue

Top 10 merchant revenue[1] ($M) and concentration (%)



52
59
65
80
94
2Q22
3Q22
4Q22
1Q23
2Q23
51%
53%
55%
58%
59%

Revenue composition ($M)

148%
NRR[2]



101
49
11
161
2Q22
Existing Merchants
New Merchants
2Q23

Note: [1]Top 10 merchants may vary from period to period. [2]"NRR" means Net Revenue Retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the Current Period Revenue by the Prior Period Revenue. The Prior Period Revenue is the revenue billed by us to all our customers in the prior period. The Current Period Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period Revenue. Current Period Revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers onboarded in the last 12 months.
Unaudited quarterly results.

Adjusted EBITDA

2Q23 Adjusted EBITDA Bridge ($M)



48
3
1
0
0
52
2Q23 Operating Profit (IFRS)
Depreciation and amortization
Stock-based Compensation
Impairment Gain/Losses on Financial Assets
Other
2Q23 Adjusted EBITDA

Note: Adjusted EBITDA excludes one-off expenses and non-cash items. Unaudited quarterly results.

Adjusted EBITDA

d.

Reconciliation of Profit to Adjusted EBITDA

$ in thousands	Three months ended 30 of June	
	2023	**2022**
Profit for the period	**44,791**	**30,722**
Income tax expense	8,774	4,151
Depreciation and amortization	2,869	1,857
Finance income and costs, net	(7,459)	(253)
Share-based payment non-cash charges	1,421	1,241
Impairment loss / (gain) on financial assets	(21)	(7)
Inflation adjustment	1,661	472
Adjusted EBITDA	**52,036**	**38,183**

Note: Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, transaction expenses and inflation adjustment.
Unaudited quarterly results.